P.E 5-1-02

02038435

2 (2) 333-87822-01

RECD S.E.C.
MAY 3 0 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

(1) **FINDEXA II AS**

(Translation or registrant's name into English)

(2) **FINDEXA I AS**

(Translation or registrant's name into English)

PROCESSED
JUN 1 0 2002
THOMSON
FINANCIAL
P

Drammensveien 144, 0213 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

FINDEXA II AS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

	Note	Predecessor	Successor
		Three months ended March 31,	
		2001	2002
		(in NOK thousands)	
Operating revenue	3	498,168	511,896
Gain on disposal of fixed assets and operations		10,360	-
Total revenue		508,528	511,896
Cost of materials and printing	4	53,015	52,192
Salaries and personnel costs	5	129,618	133,803
Other operating expenses	6	155,181	250,915
Depreciation and amortization		17,731	156,777
Total operating expenses		355,545	593,687
Operating profit (loss)		152,983	(81,791)
Income from associated companies		675	800
Financial income	7	12,499	52,343
Financial expenses	7	(1,659)	(154,818)
Net financial items	7	10,840	(102,475)
Income (loss) before taxes		164,498	(183,466)
Taxes	8	(52,818)	28,621
Net income (loss) before minority interests		111,680	(154,845)
Minority interests		-	1,012
Net income (loss)		111,680	(153,833)

The accompanying unaudited notes are an integral part of the financial statements.

3

FINDEXA II AS
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	Successor December 31, 2001	Successor March 31, 2002
		(in NOK thousands)	
ASSETS			
Intangible assets		5,986,136	5,829,763
Tangible assets		53,208	45,634
Financial assets		44,562	45,191
Total fixed assets		6,083,906	5,920,588
Inventories and work in progress		74,348	30,054
Current receivables	9, 13	663,624	713,537
Cash and cash equivalents		336,492	432,482
Total current assets		1,074,464	1,176,073
Total assets		7,158,370	7,096,661
EQUITY AND LIABILITIES			
Equity			
Shareholder's equity		850,664	708,582
Minority interest		-	1,268
Total equity		850,664	709,850
Liabilities			
Provisions		685,500	659,498
Long-term interest-bearing liabilities	11	4,828,348	4,781,904
Total long-term liabilities		5,513,848	5,441,402
Short-term interest-bearing liabilities		75,076	64,271
Short-term non-interest-bearing liabilities	10	718,782	881,138
Total short-term liabilities		793,858	945,409
Total equity and liabilities		7,158,370	7,096,661
Guarantees, commitments and contractual obligations	14	-	-

The accompanying unaudited notes are an integral part of the financial statements.

3

FINDEXA II AS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Cash flow from operating activities		
Income before taxes	164,498	(183,466)
Taxes paid	-	-
Net gain from sale of fixed assets and operations	(10,360)	-
Income from associated companies	(675)	(800)
Depreciation, amortization and impairments of fixed assets	17,731	156,777
Amortization of debt issuance costs	-	3,910
Bad debt expense	14,175	10,760
Changes in accounts receivables and prepayments from customers	(50,936)	15,792
Changes in accounts payable, prepaid expenses and inventory	(77,443)	84,129
Changes in other accruals	10,110	21,288
Net cash flow from operating activities	67,100	108,391
Cash flow from investment activities		
Proceeds from sale of tangible and intangible assets	3,000	3,861
Purchase of tangible and intangible assets	(13,639)	(4,817)
Net purchase and proceeds from other investments	(2,250)	-
Net cash paid on acquisitions of subsidiaries and joint ventures	(4,951)	-
Net cash flow from investment activities	(17,840)	(956)
Cash flow from financing activities		
Payment on long-term liabilities	-	(25,000)
Proceeds of loan from Findexa III AS	-	14,146
Net cash flow from financing activities	-	(10,854)
Effect on cash and cash equivalents of change in foreign exchange rates	(272)	(591)
Net change in cash and cash equivalents	48,988	95,990
Cash and cash equivalents at January 1,	653,886	336,492
Cash and cash equivalents at March 31,	702,874	432,482

The accompanying unaudited notes are an integral part of these financial statements.

FINDEXA II AS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

	Number of Shares(1)	Nominal Amount Per Share	Share Capital	Additional Paid – In Capital	Retained Earnings/ Losses	Minority Interest	Cumulative Translation Adjustment	Total
	(in NOK thousands, except per share amounts)							
Successor								
Balance as of December 31, 2001	10,582,000	1	10,582	1,037,775	(201,466)	2,280	1,493	850,664
Net loss	—	—	—	—	(153,833)	—	—	(153,833)
Minority interest loss	—	—	—	—	—	(1,012)	—	(1,012)
Translation adjustments for the year	—	—	—	—	—	—	14,031	14,031
Balance as of March 31, 2002	10,582,000	1	10,582	1,037,775	(355,299)	1,268	15,524	709,850

(1) Only one class of shares. All shares have equal voting and dividend rights. There are no shares outstanding during the period presented.

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

The interim unaudited condensed consolidated balance sheets of Findexa II AS and its subsidiaries (Findexa or the Group) as of March 31, 2002 and the consolidated statements of profit and loss, cash flow and shareholder's equity for each of the three months ended March 31, 2001 and 2002 are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Findexa's audited consolidated financial statements as of December 31, 1999, 2000 and 2001 and reflect all adjustments considered necessary, consisting only of normal recurring accruals necessary to a fair statement of Findexa's consolidated financial position, results of operations and cash flows for such interim periods.

On November 16, 2001, Texas Pacific Group acquired 100 % of the voting equity interests of Findexa Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries, from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS (the Acquisition).

The unaudited condensed consolidated financial statements for the three months ended March 31, 2001 are referred to herein as the financial statements of the "Predecessor", and the condensed consolidated financial statements for the three months ended March 31, 2002 are referred herein as the financial statements of the "Successor." Due to the application of purchase accounting in connection with the Acquisition resulting in incremental amortization expense, incremental interest expense and other adjustments to Successor period income statement items, the consolidated financial statements of Predecessor are not comparable to the consolidated financial statement of Successor. In the following text, "Findexa" and "the Group" refer to both Predecessor and Successor.

The interim consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). For the purposes of these interim consolidated financial statements certain information and disclosures normally included in financial statements prepared in accordance with Norwegian GAAP have been condensed or omitted. These unaudited interim statements should be read together with the audited financial statements and notes thereto as of and for the year ended December 31, 2001.

For the Predecessor period presented, Findexa was wholly owned by Telenor ASA (Telenor) through its intermediate company, Findexa Holdings AS, and was included within the Telenor consolidated financial statements. As result, the Predecessor period results may have been different than had the Group operated as an independent entity.

The results of operations for these interim periods may not be indicative of the results for the entire year.

The preparation of financial statements in accordance with Norwegian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

1. ACQUISITIONS AND DISPOSALS

In the first quarter of 2001, Findexa sold the Audiotex operations for NOK 6.0 million to a subsidiary of Telenor resulting in a gain of NOK 5.4 million. Golfguiden AS was sold for NOK 5.1 million resulting in a gain of NOK 4.9 million.

In connection with the acquisition by TPG, the Group recorded accruals of NOK 16.2 million and NOK 27.8 million related to the discontinuation of the new media and Spanish operations, respectively, which represented employee termination costs of NOK 13.5 million and other costs such as lease and other cancellation costs. All of these amounts, with the exception of NOK 9.6 million were paid out in the first quarter of 2002. The remaining accrual at March 31, 2002 relates to potential claims that are expected to be finalized during 2002.

2. GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

Geographic distribution of operating revenue based on company location:

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Norway(1)	479,091	476,721
Western Europe(2)	10,041	27,482
Central Europe(3)	3,372	4,198
Eastern Europe(4)	5,664	3,495
Total operating revenue	498,168	511,896

Assets by geographical location of the company:

	Successor		Successor	
	Fixed assets		Total assets	
	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002
	(in NOK thousands)			
Norway(1)	5,591,272	5,464,804	6,395,744	6,359,241
Western Europe(2)	602,000	577,722	777,367	760,139
Central Europe(3)	158,668	153,121	220,225	191,007
Eastern Europe(4)	69,031	71,171	128,636	140,003
Intercompany eliminations	(337,065)	(346,230)	(363,602)	(353,729)
Total assets	6,083,906	5,920,588	7,158,370	7,096,661

(1) Comprises Norway.
(2) Comprises France, Spain and Finland.
(3) Comprises Poland and the Czech Republic.
(4) Comprises Russia, Estonia, Latvia, Lithuania.

3. BUSINESS SEGMENTS

Operating results

	Predecessor		
	Three months ended March 31, 2001		
	Norway	International	Total
	(in NOK thousands)		
Operating revenue	479,091	19,077	498,168
Gain on disposal of fixed assets and operations	10,326	34	10,360
Total revenue	489,417	19,111	508,528
Cost of materials and printing	47,904	5,111	53,015
Salaries and personnel cost	104,603	25,015	129,618
Other operating expenses	120,353	34,828	155,181
Depreciation and amortization	7,470	10,261	17,731
Total operating expenses	280,330	75,215	355,545
Operating profit (loss)	209,087	(56,104)	152,983
Income from associated companies	675	-	675
EBITDA[(1)]	216,557	(45,843)	170,714

	Successor		
	Three months ended March 31, 2002		
	Norway	International	Total
	(in NOK thousands)		
Operating revenue	476,721	35,175	511,896
Gain on disposal of fixed assets and operations	-	-	-
Total revenue	476,721	35,175	511,896
Cost of materials and printing	45,124	7,068	52,192
Salaries and personnel costs	95,814	37,989	133,803
Other operating expenses	212,776	38,139	250,915
Depreciation and amortization	134,250	22,527	156,777
Total operating expenses	487,964	105,723	593,687
Operating profit (loss)	(11,243)	(70,548)	(81,791)
Income from associated companies	800	-	800
EBITDA[(1)]	123,007	(48,021)	74,986

(1) EBITDA is defined as operating profit before depreciation and amortization.

Reconciliation of EBITDA to profit before taxes

	Three months ended March 31, 2001	Three months ended March 31, 2002
	(in NOK thousands)	
EBITDA[1]		
Norway	216,557	123,007
International	(45,843)	(48,021)
Total reportable segments	170,714	74,986
Income from associated companies	675	800
Depreciation and amortization	(17,731)	(156,777)
Net financial items (including interest expense)	10,840	(102,475)
Total profit before taxes	164,498	(183,466)

Balance sheet and investments

	Successor			
	At December 31, 2001			
	Norway	International	Intercompany	Total
	(in NOK thousands)			
Fixed assets (excl. associated companies)	5,760,440	825,957	(523,183)	6,063,214
Current assets	749,316	453,494	(128,346)	1,074,464
Associated companies	20,692	-	-	20,692
Total assets	6,530,448	1,279,451	(651,529)	7,158,370
Long term liabilities, including provisions	5,463,428	573,603	(523,183)	5,513,848
Short-term liabilities	571,912	350,292	(128,346)	793,858
Total liabilities	6,035,340	923,895	(651,529)	6,307,706
Capital expenditures in fixed assets[2]	62,442	23,119	-	85,561
Investments in associated companies	15,595	-	-	15,595

(1) EBITDA is defined as operating profit before depreciation and amortization.

(2) Amount represents capital expenditures for the year ended December 31, 2001.

	Successor			
	At March 31, 2002			
	Norway	International	Intercompany	Total
	(in NOK thousands)			
Fixed assets (excl. associated companies)	5,624,444	797,835	(523,183)	5,899,096
Current assets	915,806	439,338	(179,071)	1,176,073
Associated companies	21,492	-	-	21,492
Total assets	6,561,742	1,237,173	(702,254)	7,096,661
Long term liabilities, including provisions	5,393,787	570,798	(523,183)	5,441,402
Short-term liabilities	739,103	385,377	(179,071)	945,409
Total liabilities	6,132,890	956,175	(702,254)	6,386,811
Capital expenditures in fixed assets	2,062	2,755	-	4,817

4. COST OF MATERIALS AND PRINTING

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Paper	24,355	23,971
Printing and binding	25,740	25,318
Other costs of materials and printing	2,920	2,903
Total cost of materials and printing	53,015	52,192

5. SALARIES AND PERSONNEL COSTS

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Salaries, pension costs and holiday pay	96,030	103,973
Social security tax	15,461	17,667
Pension costs, including social security tax	9,076	6,292
Other personnel costs	9,051	5,871
Total salaries and personnel costs	129,618	133,803

6. OTHER OPERATING EXPENSES

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Cost of premises, vehicles, office equipment, etc	32,916	22,911
Travel and travel allowances	6,129	8,102
Marketing and advertising	13,267	18,905
Bad debt	14,175	10,760
Distribution	14,391	13,246
Management fee to Telenor	6,000	-
Consultancy fees and hired personnel	25,390	16,892
Invoicing and database information services from Telenor	7,000	6,362
Other	35,913	153,737
Total other operating expenses	155,181	250,915

7. FINANCIAL INCOME AND EXPENSES

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Interest income	10,843	6,660
Foreign currency gains	296	45,674
Other financial income	1,360	9
Total financial income	12,499	52,343
Interest expense	1,108	140,958
Foreign currency losses	185	12,364
Other financial expenses	366	1,496
Total financial expenses	1,659	154,818
Net financial items	10,840	(102,475)

Foreign currency gains are primarily attributable to the change in the exchange rate for the bonds and the deferred interest notes that are denominated in Euro. The balance of the loans is converted into Norwegian kroner at each balance sheet date based on the exchange rate on that day with the difference recognized as a foreign currency gain or loss. Foreign currency losses are primarily attributable to the transaction losses recorded by international subsidiaries related to their loans from Findexa.

8. TAXES

The Norwegian statutory tax rate is 28%. Findexa's effective tax rate is, however, affected negatively by losses from associated companies and subsidiaries outside of Norway which may not be recognized as deferred tax assets and amortization of goodwill (non-deductible). Therefore the estimated effective tax rate for the year 2002 has been used to calculate our tax charge for the three months ended March 31, 2002. Findexa's estimated effective tax rate is influenced by forecasted losses (including amortization of goodwill) from our subsidiaries and joint ventures abroad in the remainder of 2002 and incremental non-deductible goodwill amortization resulting from the acquisition by TPG. The actual tax rate may differ from the estimated rate.

	Predecessor	Successor
	Three months ended March 31,	
	2001	2002
	(in NOK thousands)	
Profit (loss) before taxes	164,498	(183,466)
Income tax expense (benefit)	52,818	(28,621)
Effective tax rate in %	32.1	15.6

9. CURRENT RECEIVABLES

Prepaid expenses are included in current receivables in the amount of NOK 300,734 thousand and NOK 206,306 thousand as of December 31, 2001 and March 31, 2002, respectively.

10. SHORT-TERM NON-INTEREST BEARING LIABILITIES

Deferred revenue is included short-term non-interest bearing liabilities in the amount of NOK 105,774 thousand and NOK 244,132 thousand as of December 31, 2001 and March 31, 2002, respectively.

11. SHORT-TERM INTEREST BEARING LIABILITIES

During the first quarter of 2002, the Group received loans totaling €1.8 million (NOK 14.1 million at March 31, 2002) from Findexa III AS, our parent. The loans bear interest of NOK-NIBOR plus 0.25% (6.99% at March 31, 2002). The loans each have one-year terms and have been classified as short-term interest bearing liabilities.

12. SALE OF DIRECTORY OPERATIONS IN SPAIN

During the first quarter of 2002, the Group entered into an agreement to sell its assets in Telenor Media Espana SA for €1 million. The sale is expected to be completed in the second quarter of 2002 and result in no material gain or loss. The sale is part of the discontinuation of the Spanish operations.

13. DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Strategy and Objectives

During the normal course of business, the Group is exposed to foreign currency risk, interest rate risk and commodity price risk. These risks create volatility in earnings and cash flows from period to period. The Group makes use of derivative instruments in various strategies to eliminate or limit these risks. The objective of the Group is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by the Group are used for hedging and non-speculative purposes.

Interest Rate Derivatives

The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk. The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans. Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense. As of March 31, 2002, the fair value of the interest rate swap and cap was NOK 8.2 million.

Foreign Currency Derivatives

The Group has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk. In the second quarter of 2002, the Group began to utilize foreign currency forward agreements to protect the exchange rate to be used for interest payments due on the Euro-denominated bond.

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on a periodic basis. Cross currency swaps are valued using either standard valuation models, counterparty valuations, or third-party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. The Group assumes parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

Counterparty Risk from the Use of Derivative Financial Instruments

The Group is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Group's credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Group, thus creating a repayment risk for the Group. When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Group enters into transactions with high quality counterparties, which include financial institutions, that satisfy the Group's established credit approval criteria. The Group's reviews the credit ratings of all derivative counterparties regularly. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Furthermore, should circumstances dictate, the Group requests that collateral be provided.

14. CONTINGENCIES, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of April 1, 2002, Findexa established appropriate insurance coverage to replace the coverage previously provided by Telenor ASA, Findexa's previous parent.

15. SUBSEQUENT EVENTS

Transfer of international subsidiaries

On March 18, 2002, the board of directors approved a resolution to transfer its international subsidiaries to a separate entity, which is controlled by Findexa L.L.C., our indirect parent, but is outside of the Group.

Stock plans

During the first quarter of 2002, Findexa LLC, the Group's indirect parent, offered certain members of Group management the opportunity to purchase up to 5% of the outstanding shares in Findexa LLC. Findexa IV AS also established a stock option plan to grant options to purchase shares in Findexa IV AS to employees of the Group and a stock purchase plan for all employees to buy four shares of Findexa IV AS and receive a fifth share free up to an amount of NOK 6,000 of shares purchased. The Group is currently evaluating the accounting for these plans.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements for each of the three years ended December 31, 2001.

The information contained in the review set forth below includes forward-looking statements that involve risk and uncertainties.

This review is based on the unaudited historical financial statements of the predecessor, which was acquired on November 16, 2001 for the three months ended March 31, 2001, and the unaudited historical financial statements of the successor for the three months ended March 31, 2002.

Overview

General

We are the leading provider of classified advertising directories in Norway. We publish 100 different directories in Norway. We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Internet-based directories, Talking Yellow Pages, CD-ROM products and SMS. We also publish a wide variety of directories in nine other European countries.

Geographic segmentation of our business

We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as "Directories—Norway," and our international operations as our two business segments for financial reporting purposes.

Under the terms of the exchange notes, our Restricted Subsidiaries (as defined in the indenture governing the exchange notes) comprise only our Norwegian subsidiaries and exclude our current international subsidiaries. This means that compliance with the covenants will be determined based solely on the results of operations and financial condition of our Directories—Norway segment and that only the assets of our Directories—Norway segment will support current payments under the exchange notes. In addition, the terms of the initial notes, the exchange notes, the subordinated deferred interest notes and the senior credit facilities limit our ability to invest additional funds in our international operations.

Since 1995, we have pursued a strategy of expanding our international operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators. Our international operations have operated at a loss in the years 1999-2001, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway. On March 18, 2002, our board of directors approved a resolution to transfer our international subsidiaries to a separate entity which is controlled by Findexa L.L.C., our indirect parent, but is outside our group. However, we anticipate that the operating results of our international operations will continue to have a negative impact on our consolidated financial results prior to their planned transfer.

Results of operations

The following table summarize our results of operations for the quarter ended March 31, 2001 and 2002:

	Consolidated Group	Percent of Operating Revenue	Directories—Norway	Percent of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK	
			(in thousands, except percentages)			
Quarter ended March 31, 2001						
Operating revenue	498,168	100.0%	479,091	100.0%	19,077	100.0%
Cost of materials and printing	53,015	10.6%	47,904	10.0%	5,111	26.8%
Salaries and personnel costs	129,618	26.0%	104,603	21.8%	25,015	131.1%
Other operating expenses	155,181	31.2%	120,353	25.1%	34,828	182.6%
Depreciation and amortization	17,731	3.6%	7,470	1.6%	10,261	53.8%
Total operating expenses	355,545	71.4%	280,330	58.5%	75,215	394.3%
Operating profit(1)	152,983	30.7%	209,087	43.6%	(56,104)	(294.1)%
Quarter ended March 31, 2002						
Operating revenue	511,896	100.0%	476,721	100.0%	35,175	100.0%
Cost of materials and printing	52,192	10.2%	45,124	9.5%	7,068	20.1%
Salaries and personnel costs	133,803	26.1%	95,814	20.1%	37,989	108.0%
Other operating expenses	250,915	49.0%	212,776	44.6%	38,139	108.4%
Depreciation and amortization	156,777	30.6%	134,250	28.2%	22,527	64.0%
Total operating expenses	593,687	116.0%	487,964	102.4%	105,723	300.6%
Operating profit(1)	(81,791)	(16.0)%	(11,243)	(2.4)%	(70,548)	(200.6)%

(1) Operating profit includes gains on disposal of fixed assets and operations.

Three months ended March 31, 2001 versus three months ended March 31, 2002

Operating revenue

General. Consolidated operating revenue increased 2.8% from NOK 498.2 million in 2001 to NOK 511.9 million in 2002, due to a 84.4% increase in International Operations offset by a 0.5% decrease in Directories—Norway.

Directories—Norway. Operating revenue from Directories—Norway decreased from NOK 479.1 million in 2001 to NOK 476.7 million in 2002, principally due to purchase accounting effects offset by an increase in sales of listings and sales of advertising in our principal Norwegian directories (Gule Sider, Telefonkatalogen, Ditt Distrikt and BizKit). The increase in sales of listings attributable to these directories was driven primarily by increases in the prices we charge from listings and decreases in volume in 2002 as compared to 2001.

The overall decrease in revenue is due to the fact that revenue from internet services generated with the 2000 generation was recognized in 2001 whereas internet revenue generated with the 2001 generation was not recognized in 2002. In connection with the purchase price allocation, deferred revenue previously allocated to internet services and deferred was eliminated. Deferred revenue is required to be adjusted to the present value of the estimated costs to provide the remaining services under contract. Management has determined this cost to be minimal with respect to internet services and adjusted the internet deferred revenue balance to zero as of November 16, 2001. If there would have been no purchase accounting adjustment, revenue for 2002 would have been NOK 19 million higher or NOK 496.0 million, generating a 3.5% increase overall. This 3.5% increase is primarily driven by increases in prices offset by lower volumes.

The decrease in volume is attributable to a NOK 9.7 million decrease in sales of additional copies of directories to Telenor and other external customers and decrease in revenue from database information to Teleservice and DM-Huset compared with the same period last year.

In 2002 compared with 2001, customer credits associated with print listings and advertisements decreased 32.4% from NOK 27.8 million to NOK 18.8 million, as a result of a decrease in complaints. The high rate of errors and complaints in 2001 was generally related to the printing of the first generation of directories after the implementation of the DSMP system. The complaint rate decreased in 2002 because all but one of our directories had been published at least once under the DSMP system with certain directories into their third generation on DSMP.

Sales of listings increased 2.7% from NOK 154.5 million in 2001 to NOK 158.7 million in 2002. The increase was attributable principally to Gule Sider (Yellow Pages) and Telefonkatalogen. Sales of advertisements in our directories increased 1.7% from NOK 290.4 million in 2001 to NOK 295.3 million in 2002 primarily due to increased volume of Yellow Pages Internet revenue.

International Operations. Operating revenue from International Operations increased from NOK 19.1 million in 2001 to NOK 35.2 million in 2002. Growth in International Operations revenue in 2002 compared with 2001 principally reflected a contribution to revenue of Telenor Media OY in Finland of NOK 6.4 million. The Group launched its first products in the second quarter of 2001. Additionally, the Spanish operations, which have been discontinued, contributed incremental revenue of NOK 10.7 million in 2002 due to the distribution of directories planned for 2001 which were delayed until the first quarter of 2002.

Gains or losses on disposal of fixed assets and operations

We recorded NOK 10.4 million of gains on disposal of fixed assets and operations in 2001. Gains on disposal of fixed assets recorded in 2001 included NOK 5.4 million related principally to the sale of the Audiotex business to Telenor ASA and NOK 4.9 million related to the disposal of Golfguiden AS to a to third party. We recorded no material gains or losses on disposal of fixed assets in 2002.

Cost of materials and printing

General. Consolidated cost of materials and printing decreased 1.6% from NOK 53.0 million in 2001 to NOK 52.2 million in 2002 and, as a percentage of consolidated operating revenue, decreased from 10.6% in 2001 to 10.2% in 2002. Changes in cost of materials and printing in 2002 compared with 2001 principally reflected a 5.8% decrease in cost of materials and printing in Directories—Norway, which more than offset a 38.3% increase in cost of materials and printing in International Operations.

Directories—Norway. Cost of materials and printing attributable to Directories—Norway decreased from NOK 47.9 million (or 10.0% of operating revenue) in 2001 to NOK 45.1 million (or 9.5% of operating revenue) in 2002. In 2002 compared to 2001, printing costs decreased 5.4% from NOK 21.4 million to NOK 20.3 million and paper costs decreased 5.4% from NOK 24.2 million to NOK 22.9 million. The reduction in printing and paper costs is mainly due to an optimization of number of directories being printed and a more effective usage of space.

International Operations. Cost of materials and printing in International Operations increased in amount (but decreased as a percentage of revenue) from NOK 5.1 million (or 26.8% of operating revenue) in 2001 to NOK 7.1 million (or 20.1% of operating revenue) in 2002. The decrease in cost of materials and printing as a percentage of revenue is primarily attributable to the increased revenue from Internet products, which have a lower cost of sales as a percentage of revenue than print products.

Salaries and personnel costs

General. Consolidated salaries and personnel costs increased 3.2% from NOK 129.6 million in 2001 to NOK 133.8 million in 2002, reflecting a 51.9% increase in International Operations offset slightly by a 8.4% decrease in Directories-Norway.

Directories—Norway. Salaries and personnel costs in Directories—Norway decreased from NOK 104.6 million in 2001 to NOK 95.8 million in 2002, primarily due to a reduction in overtime costs, and partly by expenditures related to the discontinuation of New Media activities in 2001.

International Operations. Salaries and personnel costs in International Operations increased from NOK 25.0 million in 2001 to NOK 38.0 million in 2002. Approximately NOK 3.5 million of this increase was due to the salaries and personnel costs of businesses acquired in 2001 and NOK 2.1 million of the increase was due to increased costs recognized by the Spanish operation on directories delayed from 2001 to the first quarter of 2002. The remaining increase is due to increased revenue on existing directories offset by an improvement in the costs incurred as certain subsidiaries become more efficient.

Other operating expenses

General. Other operating expenses increased 61.7% from NOK 155.2 million in 2001 to NOK 250.9 million in 2002, due to a 9.5% increase in International Operations, and a 76.8% increase in Directories—Norway.

Directories—Norway. Other operating expenses in Directories—Norway increased 76.8% from NOK 120.4 million in 2001 to NOK 212.8 million in 2002. NOK 119.6 million of the increase in other operating expenses relates to the recognition as other operating expense of a portion of the purchase price adjustment of the fair market value attributed to directories in progress with respect to directories that were delivered after the Acquisition. The carrying value of directories in progress was increased as a result of the allocation to it, of that portion of the purchase price representing the anticipated profit margin on costs already incurred with respect to the directories in progress. As a result, upon distribution of the directories that represented directories in progress as of the Acquisition date, we recognized a corresponding higher expense. In addition, there was a NOK 8.7 million decrease in consultancy and hired personnel expenses due primarily to the elimination of consultants involved with new media initiatives, a NOK 5.3 million decrease in bad debt expenses primarily resulting from our write down of a lower percentage of our receivables due to an decrease in the average age of our receivables, a NOK 4.4 million decrease related to new media initiatives in 2001 and not in 2002 due to the discontinuation of these types of projects and a NOK 6 million decrease due to the elimination of management fees to Telenor that are no longer paid subsequent to the Acquisition.

International Operations. Other operating expenses in International Operations increased 9.5% from NOK 34.8 million in 2001 to NOK 38.1 million in 2002, but decreased as a proportion of revenue from 183% of operating revenue in 2001 to 108% of operating revenue in 2002. The increase in the amount of other operating expenses was due primarily to companies acquired in 2001.

Depreciation and amortization

Depreciation and amortization increased from NOK 17.7 million in 2001 to NOK 156.8 million in 2002, reflecting an increase in depreciation and amortization in Directories—Norway from NOK 7.5 million to NOK 134.3 million, and an increase in depreciation and amortization in International Operations from NOK 10.3 million to NOK 22.5 million, in each case principally due to additional amortization associated with NOK 3.5 billion goodwill and NOK 2.4 billion of other intangible assets recognized in connection with the allocation of the purchase price paid pursuant to the Acquisition.

Operating profit

General. Operating profit decreased 153.5% from NOK 153.0 million in 2001 to NOK (81.8) million in 2002, reflecting 25.7% increase in the operating loss of International Operations, and an elimination of all operating profit from Directories—Norway.

Directories—Norway. Operating profit from Directories—Norway decreased from NOK 209.1 million in 2001 to NOK (11.2) million in 2002, due principally to an increase in other operating expenses and depreciation and amortization of goodwill and other intangibles recognized in the purchase price allocation, which was only partially offset by an increase in operating revenue.

International Operations. The operating loss of International Operations increased to NOK 70.5 million in 2002 from NOK 56.1 million in 2001, mainly due to the increased depreciation and amortization of goodwill and other intangibles recognized in the purchase price allocation.

Income from associated companies

We recorded income from associated companies of NOK 0.8 million in 2002 compared with income of NOK 0.7 million in 2001 principally due to a slight increase in the profitability of DM-Huset AS, a Norwegian supplier of databases of business and consumer addresses.

Financial income

Financial income increased from NOK 12.5 million in 2001 to NOK 52.3 million in 2002, primarily attributable to foreign currency gains on Euro-denominated loans.

Financial expenses

Financial expenses increased from NOK 1.7 million in 2001 to NOK 154.8 million in 2002, principally due to interest charges on the Financings incurred to effect the Acquisition and foreign currency losses on intercompany loans.

Tax expenses

Tax expenses were NOK 52.8 million in 2001 as compared to a tax benefit of NOK 28.6 million in 2002. Our effective tax rate was 32.1% in 2001 as compared to 15.6% in 2002. The difference is primarily driven by forecasted losses from our subsidiaries and joint ventures abroad in 2002 and non deductible goodwill amortization in 2002 resulting from the acquisition by TPG.

Net income

Consolidated net loss was NOK 153.8 million in 2002 compared with consolidated net income of NOK 111.7 million in 2001, as a result of the factors described above. Net income generated by Directories—Norway decreased from NOK 156.2 million in 2001 to a loss of NOK 62.2 million in 2002. The net loss of International Operations increased from NOK 44.5 million in 2001 to NOK 91.6 million in 2002.

Liquidity and Capital Resources

Financing

During the first quarter of 2002, the Group received loans totalling €1.8 million (NOK 14.1 million at March 31, 2002) from Findexa III AS, our parent. The loans bear interest at NOK-NIBOR plus 0.25% (6.99% at March 31, 2002). The loans each have one-year terms and have been classified as short-term.

Market-related Risks

In connection with our business operations, we are exposed to foreign exchange rate, interest rate and commodity fluctuations. We believe these financial risks constitute our primary market-related risks.

Interest rate risk

We are exposed to interest rate risk mainly through the senior credit facilities which provide for interest to be paid at a variable rate. We could therefore be adversely affected if interest rates were to rise significantly. To manage our floating rate interest exposure we entered into an interest rate swap agreement and an interest rate cap agreement in order to hedge 50% of the term indebtedness under the senior credit facilities. Both the interest rate swap and the interest rate cap took effect from January 31, 2002. The swap matures on March 31, 2005 and at March 31, 2002 had a notional amount of NOK 568.8 million. Under the swap contract we pay 6.6625% fixed interest rate and receive interest based on 6-month NOK-Norwegian Interbank Offered Rate. The fair value of the swap at March 31, 2002 was approximately NOK 1.4 million. The cap matures on March 31, 2005 and at March 31, 2002 had a notional amount of NOK 568.8 million. NOK-Norwegian Interbank Offered Rate interest is currently capped at a maximum rate of 6.6625%, and will be reset on March 31 and September 31 of each year of the agreement. The fair value of the cap at March 31, 2002 was approximately NOK 6.8 million. We may increase our interest rate hedges in the future depending on quarterly reviews of our hedging strategy. We do not enter into interest rate derivative instruments for trading or speculative purposes.

Foreign exchange risk

We are exposed to two types of risks related to currency exchange rates, translation risk and transaction risk.

Translation risk occurs when the functional currency of a foreign business' financial statements is converted into our reporting currency, the Norwegian Kroner. All significant cash inflows and outflows associated with our International Operations are denominated in the local currency of the applicable subsidiary. Because our financial statements are presented in Norwegian Kroner, changes in the exchange rate between the local currencies and the Norwegian Kroner will affect the translation of the results of our International Operations into Norwegian Kroner.

Transaction risk occurs when we incur expenses which are denominated in a different currency from our revenues. We have various obligations which are denominated in currencies other than the Norwegian Kroner, such as our printing and certain of our paper purchases, the notes and the subordinated deferred interest notes which are each denominated in euro. We could be adversely affected if the value of the euro against the Norwegian Kroner was to rise significantly.

Approximately 18.0% of the operating expenses of Directories-Norway in 2001 were denominated in, or exposed to fluctuations in, a currency other than the Norwegian Kroner, including approximately 15.3% which were denominated in, or exposed to fluctuations in, euro, but we recorded no significant operating revenue in Norway denominated in a currency other than the Norwegian Kroner.

Subsequent to the first quarter of 2002, we have entered into hedging arrangements to minimize foreign exchange rate risk related to Euro-denominated interest payments on the bond. We have entered into a foreign exchange forwards to minimize foreign currency fluctuations on interest payments for a period of three years to a NOK-Norwegian Interbank Offered spot rate of 7.616%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

FINDEXA II AS
FINDEXA I AS

By: [signature]
Name: Erik Dahl
Title: Chief Financial Officer